Exhibit 99.7
Certification Pursuant to Section 302 of the

U.S. Sarbanes-Oxley Act of 2002
I, Bharat Masrani, certify that:
1.

I have reviewed this annual report on

Form 40-F/A of The Toronto-Dominion Bank;
2.

Based on my knowledge, this report does not

contain any untrue statement of a material

fact or omit to state a material fact necessary

to make the
statements made, in light of the circumstances

under which such statements were

made, not misleading with respect to

the period covered

by this report;
3.

Based on my knowledge, the financial statements,

and other financial information included in

this report, fairly present in all material respects

the financial
condition, results of operations and cash flows

of the issuer as of, and for, the periods presented in

this report;
4.

The issuer’s other certifying officer and

I are responsible for establishing and maintaining

disclosure controls and procedures (as defined

in Exchange Act
Rules 13a-15(e) and 15d-15(e)) and internal

control over financial reporting (as defined

in Exchange Act Rules 13a-15(f) and 15d-15(f))

for the issuer and
have:
a)

Designed such disclosure controls and procedures,

or caused such disclosure controls and

procedures to be designed under our supervision,

to ensure
that material information relating to the issuer, including

its consolidated subsidiaries, is made

known to us by others within those entities,

particularly
during the period in which this report is being

prepared;
b)

Designed such internal control over financial

reporting, or caused such internal control

over financial reporting to be designed under

our supervision, to
provide reasonable assurance regarding the reliability

of financial reporting and the preparation

of financial statements for external purposes

in
accordance with generally accepted accounting

principles;
c)

Evaluated the effectiveness of the issuer’s disclosure

controls and procedures and presented in

this report our conclusions about the effectiveness

of
the disclosure controls and procedures, as of

the end of the period covered by this report

based on such evaluation; and
d)

Disclosed in this report any change in

the issuer’s internal control over financial

reporting that occurred during the period covered

by the annual report
that has materially affected, or is reasonably likely

to materially affect, the issuer’s internal control

over financial reporting; and
5.

The issuer’s other certifying officer and

I have disclosed, based on our most recent

evaluation of internal control over

financial reporting, to the issuer’s
auditors and the audit committee of the issuer’s

board of directors (or persons performing

the equivalent functions):
a)

All significant deficiencies and material

weaknesses in the design or operation of

internal control over financial reporting

which are reasonably likely to
adversely affect the issuer’s ability to record,

process, summarize and report financial

information; and
b)

Any fraud, whether or not material, that involves

management or other employees who have

a significant role in the issuer’s

internal control over
financial reporting.
Date: December 9, 2024
/s/ Bharat Masrani
Bharat Masrani

Group President and Chief Executive Officer

Certification Pursuant to Section 302 of the

U.S. Sarbanes-Oxley Act of 2002
I, Kelvin Tran, certify that:
1.

I have reviewed this annual report on

Form 40-F/A of The Toronto-Dominion Bank;
2.

Based on my knowledge, this report does not

contain any untrue statement of a material

fact or omit to state a material fact necessary

to make the
statements made, in light of the circumstances

under which such statements were

made, not misleading with respect

to the period covered by this report;
3.

Based on my knowledge, the financial statements,

and other financial information included in

this report, fairly present in all material respects

the financial
condition, results of operations and cash flows

of the issuer as of, and for, the periods presented in

this report;
4.

The issuer’s other certifying officer and

I are responsible for establishing and maintaining

disclosure controls and procedures (as defined

in Exchange Act
Rules 13a-15(e) and 15d-15(e)) and internal

control over financial reporting (as defined

in Exchange Act Rules 13a-15(f) and 15d-15(f))

for the issuer and
have:
a)

Designed such disclosure controls and procedures,

or caused such disclosure controls and

procedures to be designed under our supervision,

to ensure
that material information relating to the issuer, including

its consolidated subsidiaries, is made

known to us by others within those entities,

particularly
during the period in which this report is being

prepared;
b)

Designed such internal control over financial

reporting, or caused such internal control

over financial reporting to be designed under

our supervision, to
provide reasonable assurance regarding the reliability

of financial reporting and the preparation

of financial statements for external purposes

in
accordance with generally accepted accounting

principles;
c)

Evaluated the effectiveness of the issuer’s disclosure

controls and procedures and presented in

this report our conclusions about the effectiveness

of
the disclosure controls and procedures, as of

the end of the period covered by this report

based on such evaluation; and
d)

Disclosed in this report any change in

the issuer’s internal control over financial

reporting that occurred during the period covered

by the annual report
that has materially affected, or is reasonably likely

to materially affect, the issuer’s internal control

over financial reporting; and
5.

The issuer’s other certifying officer and

I have disclosed, based on our most recent

evaluation of internal control over financial

reporting, to the issuer’s
auditors and the audit committee of the issuer’s

board of directors (or persons performing

the equivalent functions):
a)

All significant deficiencies and material

weaknesses in the design or operation of

internal control over financial reporting

which are reasonably likely to
adversely affect the issuer’s ability to record,

process, summarize and report financial

information; and
b)

Any fraud, whether or not material, that involves

management or other employees who have

a significant role in the issuer’s

internal control over
financial reporting.
Date: December 9, 2024
/s/ Kelvin Tran
Kelvin Tran
Group Head and Chief Financial Officer